26

04024538

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mystique Energy Inc.

*CURRENT ADDRESS

PROCESSED

APR 26 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34712 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/26/04

RECEIVED
2004 APR 26 A 11:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARLS
12-31-03

MYSTIQUE ENERGY, INC.
(Formerly Schwanberg International Incorporated)

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders
of Mystique Energy, Inc.
(formerly Schwanberg International Incorporated)

We have audited the consolidated balance sheets of Mystique Energy, Inc. (formerly Schwanberg International Incorporated) as at December 31, 2003 and 2002, and the consolidated statements of loss and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada — "Morgan & Company"

January 30, 2004 — Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF
ACPA INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

MYSTIQUE ENERGY, INC.
(Formerly Schwanberg International Incorporated)

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31 2003	2002
ASSETS		
Current		
Cash	**$ 893,375**	$ 446,279
Accounts receivable	**295,489**	569,252
Income tax receivable	**11,625**	14,269
Prepaid expenses and deposits	**-**	20,154
	1,200,489	1,049,954
Cash Held For Future Reclamation Costs	**80,711**	-
Property, Plant And Equipment (Note 3)	**993,729**	1,028,166
	$ 2,274,929	$ 2,078,120
LIABILITIES		
Current		
Bank indebtedness (Note 4)	**$ 15,000**	$ 270,000
Accounts payable and accrued liabilities	**1,138,548**	1,023,095
Payable to related parties	**15,015**	84,779
	1,168,563	1,377,874
Provision For Future Site Restoration	**87,798**	-
Future Income Taxes	**135,500**	181,600
	223,298	181,600
SHAREHOLDERS' EQUITY		
Share Capital (Note 5)	**1,525,943**	1,265,742
Contributed Surplus	**138,558**	138,759
Deficit	**(781,433)**	(885,855)
	883,068	518,646
	$ 2,274,929	$ 2,078,120

Approved by the Directors:

"Burkhard Franz" — Director

"Savi Franz" — Director

MYSTIQUE ENERGY, INC.
(Formerly Schwanberg International Incorporated)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	YEARS ENDED DECEMBER 31 2003	2002
Income		
Oil and gas revenue	$ 786,438	$ 94,523
Royalties	(64,331)	(33,656)
	722,107	60,867
Expenses		
Production	218,081	12,774
Depletion and depreciation	301,786	29,693
Provision for future site removal and restoration	7,087	-
General and administrative	129,421	157,517
	656,375	199,984
Income (Loss) For The Year Before The Following	65,732	(139,117)
Write Down Of Advances Receivable	-	(46,155)
Income (Loss) Before Income Taxes	65,732	(185,272)
Income Taxes		
Current income tax expense	(7,410)	-
Future income tax recovery	46,100	4,250
Net Income (Loss) For The Year	104,422	(181,022)
Deficit, Beginning Of Year	(885,855)	(704,833)
Deficit, End Of Year	$ (781,433)	$ (885,855)
Basic And Diluted Income (Loss) Per Share	$ 0.01	$ (0.02)
Basic And Diluted Weighted Average Number Of Shares	12,548,563	9,835,433

MYSTIQUE ENERGY, INC.
(Formerly Schwanberg International Incorporated)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31	
	2003	2002
Cash Flows From Operating Activities		
Net income (loss) for the year	$ 104,422	$ (181,022)
Add: Items not involving cash:		
Depletion and depreciation	301,786	29,693
Future income tax recovery	(46,100)	(4,250)
Provision for future site removal and restoration	7,087	-
Write down of advances receivable	-	46,155
	367,195	(109,424)
Change in non-cash working capital items:		
Accounts receivable	273,763	(353,661)
Accounts payable and accrued liabilities	115,453	685,977
Income tax (payable) receivable	2,644	(48,831)
Prepaid expenses and deposits	20,154	(8,400)
	779,209	165,661
Cash Flows From Financing Activities		
Shares issued for cash	260,000	200,000
Bank indebtedness	(255,000)	270,000
Payable to related parties	(69,764)	78,779
	(64,764)	548,779
Cash Flows From Investing Activities		
Advances receivable	-	87,360
Oil and gas property acquisitions	(251,778)	(61,326)
Purchase of capital assets	(15,571)	(1,862)
Acquisition of subsidiary, net of cash acquired	-	(607,996)
	(267,349)	(583,824)
Increase In Cash	447,096	130,616
Cash, Beginning Of Year	446,279	315,663
Cash, End Of Year	$ 893,375	$ 446,279

MYSTIQUE ENERGY, INC.
(Formerly Schwanberg International Incorporated)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company's business consists of the exploration and development of petroleum and natural gas properties in western Canada. These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business.

The Company's ability to continue as a going concern is dependent upon successful completion of additional financing, continuing support of creditors and upon its ability to maintain profitable operations. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

On December 31, 2003, the Company and its wholly-owned subsidiaries, 650256 Alberta Ltd., Macroplus Energy Inc. and Lanex Resources Inc., all incorporated in Alberta, amalgamated to form Mystique Energy Inc. The results of operations for the years ended December 31, 2003 and 2002 include the results of the predecessor company, previously known as Schwanberg International Incorporated, and its then wholly-owned subsidiaries.

b) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, accounts receivable, bank indebtedness, accounts payable and amounts due to related parties, and their fair values approximate their carrying values, since they are short tem in nature and are receivable or payable on demand.

c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Equipment and Amortization

Equipment is recorded at cost and amortized on the declining balance basis at the rate of 30% per annum for computer equipment and at the rate of 20% per annum for office equipment.

e) Oil and Gas Property Interests

The Company follows the full cost method of accounting, whereby all costs associated with the exploration for and development of oil and natural gas reserves are capitalized. Capitalized costs include acquisition costs, geological and geophysical costs, development costs of both productive and unproductive wells, plant and equipment costs, administration costs reasonably allocable to these activities, and capitalized interest. Proceeds received from the disposition of oil and natural gas properties are accounted for as a reduction to the capitalized costs unless this treatment would result in a significant change in the rate of depletion in which case the gain or loss would be reported in earnings.

Capitalized costs are depleted and depreciated using the unit-of-production method, based on gross proved oil and natural gas reserves as determined by independent engineers. For purposes of the depletion and depreciation calculation, natural gas reserves are converted to oil equivalent unit of measure based on relative energy content. The carrying values of undeveloped properties would be excluded from the depletion and depreciation calculation.

The Company annually applies a ceiling test to capitalized costs, net of accumulated depletion and depreciation, to ensure these do not exceed the estimated undiscounted value of future net revenues from proved oil and natural gas reserves, based on year-end prices and costs, adjusted for estimated future general and administrative expenses, abandonment and site restoration costs, financing costs and income taxes. The Company periodically reviews the costs associated with undeveloped properties to determine whether the costs will be recoverable. An impairment allowance is made if the results of the review indicate an impairment has occurred.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Income Taxes

The Company uses the liability method of accounting for future income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted, or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carryforwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

g) Future Site Removal and Restoration Costs

Estimated future site removal and restoration costs are provided for using the unit-of-production method, based on estimated proven reserves. Costs are estimated by the Company's engineers based on current regulations, costs, technology and industry standards. The annual charges and the related accumulated provision are recorded as a long term liability. Site removal and restoration expenditures are charged to the accumulated provision account as incurred.

h) Joint Interest Operations

Substantially, all of the Company's petroleum and natural gas exploration and production activities are conducted jointly with other and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

i) Earnings Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.

The Company calculated earnings per share using a new standard, the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended December 31, 2003 and 2002 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

j) Stock Based Compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 – "Stock Based Compensation and Other Stock Based Payments", which recommends the fair value based method for measuring compensation costs. This section also permits the use of the intrinsic value based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has adopted the intrinsic value based method for employees' awards. Any consideration paid by the option holders to purchase shares is credited to share capital.

3. PROPERTY, PLANT AND EQUIPMENT

	2003			2002
	COST	ACCUMULATED AMORTIZATION AND DEPLETION	**NET BOOK VALUE**	NET BOOK VALUE
Petroleum and natural gas properties	$ 1,339,016	$ 364,438	**$ 974,578**	$ 1,021,079
Other equipment	23,172	4,021	**19,151**	7,087
	$ 1,362,188	$ 368,459	**$ 993,729**	$ 1,028,166

4. BANK INDEBTEDNESS

The Company has a bank financing facility to a maximum of $325,000, secured by a charge over all the assets of the Company due on demand with interest at bank prime plus 1½%.

As at December 31, 2003, the Company has drawn $15,000 (2002 - $270,000) under this loan facility.

5. SHARE CAPITAL

a) Authorized

Unlimited number of common voting shares without nominal or par value.
Unlimited number of first preferred shares.
Unlimited number of second preferred shares.

b) Issued Common Shares

	NUMBER	AMOUNT
Balance, December 31, 2001	7,813,178	$ 966,711
Shares issued for:		
Private placement	3,000,000	200,000
Debt settlement	193,540	29,031
Business acquisition	700,000	70,000
Balance, December 31, 2002	11,706,718	1,265,742
Shares issued for:		
Private placement	2,000,000	240,000
Options exercised	200,000	20,000
Increase in paid-up capital on amalgamation of subsidiaries	-	201
Balance, December 31, 2003	13,906,718	$ 1,525,943

5. SHARE CAPITAL (Continued)

c) Stock Options

A summary of the changes in stock options for the years ended December 31, 2003 and 2002 is presented below:

	NUMBER OF SHARES	EXERCISE PRICE
Balance, December 31, 2001	-	$ -
Granted	250,000	0.10
Balance, December 31, 2002	250,000	0.10
Cancelled	(250,000)	0.10
Granted	1,000,000	0.10
Exercised	(200,000)	0.10
Balance, December 31, 2003	800,000	$ 0.10

As at December 31, 2003, the following stock options were outstanding:

OUTSTANDING OPTIONS			EXERCISABLE OPTIONS	
NUMBER	REMAINING CONTRACTUAL LIFE	EXERCISE PRICE	NUMBER	EXERCISE PRICE
800,000	4.5 years	$ 0.10	800,000	$ 0.10

5. **SHARE CAPITAL** (Continued)

c) Stock Options (Continued)

Had the stock based compensation been determined under the method prescribed by SFAS No. 123 the Company's loss for the period would have been as follows:

	2003	2002
Net income (loss) as reported	**$ 104,422**	$ (181,022)
Add: Stock based compensation expense included in net loss – as reported	**-**	-
Deduct: Stock based compensation expense determined under fair value method	**(79,629)**	(2,970)
Net income (loss) – pro-forma	**$ 24,793**	$ (183,992)
Net income (loss) per share (basic and diluted) – as reported	**$ 0.01**	$ (0.02)
Net income (loss) per share (basic and diluted) – pro-forma	**0.01**	(0.02)

The fair value of each option granted is estimated on the grant date using the Black Scholes option-pricing model assuming no dividend yield and the following weighted average assumption for options granted: expected volatility of 175% (2002 – 194%), weighted average risk free interest rate of 5.25% (2002 – 5.25%) and expected life of two years.

During the year ended December 31, 2003, the Company granted 1,000,000 stock options to officers and directors at an exercise price of $0.10.

MYSTIQUE ENERGY, INC.
(Formerly Schwanberg International Incorporated)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

6. INCOME TAX

	2003	2002
Statutory rate	37%	40%
Income (Loss) for the year	$ 65,732	$ (185,272)
Provision for income taxes based on combined federal and provincial tax rates	$ 24,623	$ (76,943)
Increase resulting from:		
Crown royalties, net of ARTC	16,017	11,947
Resource allowance	(25,487)	(3,900)
Other	(28,881)	23,379
Change in valuation allowance	1,328	41,267
Effect of change in tax rates	(26,290)	-
Income taxes recovery	$ (38,690)	$ (4,250)

The components of future income taxes comprise:

	2003	2002
Future tax liabilities		
Capital assets	$ 135,500	$ 181,600
Future tax assets		
Non-capital loss	$ 274,580	$ 273,252
Valuation allowance	(274,580)	(273,252)
	$ -	$ -

The Company has available tax losses of $733,000 which may be offset against future Canadian taxable income. These losses expire as follows:

2006	$ 89,000
2007	244,000
2008	244,000
2009	150,000
2010	6,000
	$ 733,000

7. RELATED PARTY TRANSACTIONS

Amounts due to a director of $15,015 (2002 - $84,779), are without specific terms of repayment and are non-interest bearing. The Company has incurred $25,000 (2002 - $51,000) in charges for office facilities and administrative services from a director.

SCHEDULE B

MYSTIQUE ENERGY INC.(formerly Schwanberg International Inc).
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2003

1. Administration costs amounted to $129,421 for the year and were higher in 2002. In 2002 the Administration costs were $ 157,517. The high costs in 2002 relates to the acquisition cost of Lanex Resources Inc,

2. **Related Party Transactions**

For year ended December 31, 2003 $45,000 was paid to Savi Franz an employee and the major shareholder of the company. Savi Franz loaned the funds to the Company on September 30th 2002.

3. **Summary of Securities issued and options**

Option Granted – On March 21, 2003 1,000,000 Options were granted to the Directors of the Company at an exercise price of $0.10 per share with an expiry date of March 20, 2008. A former director exercised 200,000 Options during the year. On February 9, 2004 200,000 options were granted to V. Luhowy with an expiry date of February 8, 2009.

V. Luhowy	200,000
B. Franz	200,000
S. Franz	200,000
B Walter	200,000
J. Budziak	100,000
L. McVean	100,000

Warrants: 2,000,000 warrants were issued to shareholders on July 24, 2003 as part of a private placement at an exercise price of $0.25 and for a period of 2 years.

4. **Summary of Securities as at the end of the reporting period**

(a) Authorized: Unlimited Common Shares without par value

(b) Issued and outstanding: 13,906,718

(c) Options and Warrants: 1,000,000 Options
2,000,000 Warrants

(d) Escrow shares: None

5. **Directors and Officers:**

Burkhard Franz – Chairman,
Victor Luhowy- President, CEO and Director
Jerry Budziak – Director
Savi Franz – CFO/Director
Lorraine McVean – Director
Brent Walter- Director/Secretary

6. **Operating Expenses**

OPERATING EXPENSES	TOTAL
AEUB	697
CHART READING	236
COMPRESSOR STATION	6
CONSULTING SERVICES	9,425
CONRACT OPERATING LABOUR	13,340
CONTRACT OPERATOR – OVERTIME	50
DEWAXING & CHEMICALS	13,132
ENGINEERING RESERVE REPORT	6,821
EQUIPMENT RENTALS	12,021
EUB DEPOSIT	0
FLOWLINE MAINTENANCE & REPAIR	1,079
FLUID ANALYSIS AND PRESSURE SURVEY	3,700
FUEL AND POWER	44,382
GAS GATHERING EXPENSE	142
GAS PROCESSING FEES	13,548
GST	40
INSURANCE	3,637
LABOUR	2,156
LICENSES AND FEES	502
LUBRICANTS	479

MANAGEMENT FEE	9,775
MISCELLANEOUS	343
NON OPERATED COSTS IN TOTAL	348
OIL TREATING FEES	3,903
OVERHEAD	8,621
PN&G PRODUCING LEASE RENTALS – CROWN	1,626
PN&G PRODUCING LEASE RENTALS – FREEHOLD	10,588
PRODUCTION ACCOUNTING	2,644
PROPERTY TAXES	7,022
REPAIRS MAINTENANCE AND SUPPLIES	7142
REPLACE DOWNHOLE EQUIPMENT	754
ROAD AND LEASE MAINTENANCE	1,119
SURFACE EASEMENT RENTALS: CROWN	0
SURFACE EASEMENT RENTALS: OTHER	1,934
TELEPHONE AND COMMUNICATIONS	247
TRAVEL SUBSISTENCE AND COMMUNICATIONS	100
TRUCKING – OIL	12,985
TRUCKING – WATER	4,960
TRUCKING AND FREIGHT	549
TUBING INSPECTION	2,350
WATER DISPOSAL	1,829
WATER HANDLING & DISPOSAL FEES	643
WELDING	0
WELL SERVICE AND MINOR WORKOVERS	11,996
WELLSITE SUPERVISION	1,210
TOTAL OPERATING EXPENSES	218,081

Property Plant and Equipment

	Cost	Accumulated Depletion And Amortization	Net Book Value 2003	2002
Petroleum &Natural Gas Properties January1 2003	950,272	24,108		
Additions in 2003	388,744	340,330		
	1,339,016	364,438	974,578	1,021,079
Other Equipment	23,172	4,021	19,151	7,087
	1,362,188	368,459	993,729	1,028,166

FORM 51
SCHEDULE C: MANAGEMENT DISCUSSION

TO THE SHAREHOLDERS OF MYSTIQUE ENERGY, INC.

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Audited Financial Statements and notes thereto of Mystique Energy, Inc. ("Mystique" or "the Company") for the year ended December 31, 2003. Accordingly, these financial statements include the results of operations and cash flows for the twelve month period ended December 31, 2003 and the reader must be aware that historical results are not necessarily indicative of the future performance.

For the purposes of calculating revenues and costs on a per unit basis, natural gas volumes have been converted to barrels of oil equivalent ("boe") using six thousand cubic feet ("mcf") of natural gas equal to one barrel of oil equivalent. This conversion conforms to Canadian Securities Regulators National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.

Management's Discussion and Analysis contains the term cash flow from operations and funds from operations, which should not be considered alternative to, or more meaningful than, cash flows from operating activities as determined in accordance with Canadian Generally Accepted Accounting principles ("GAAP") as an indicator of Mystique's performance. Mystique's determination of cash flow from operating activities may not be comparable to that reported by other companies. The reconciliation between net earnings and cash flows from operating activities can be found in the statements of cash flows from the audited financial statement. The Company also presents cash flow per share whereby cash flow from operations is divided by the weighted average number of shares outstanding to determine per share amounts.

For the year ended December 31, 2003 the Company generated a profit of $104,422, or $0.01 per share, compared to a loss of $181,022 for the year ended December 31, 2002.

Cash flow from Operations

	2003		2002	
	$	$/boe	$	$/boe
Gross revenue	786,438	39.22	94,523	38.90
Royalties	(64,331)	(3.21)	(33,656)	(13.85)
Subtotal	**722,107**	**36.01**	**60,867**	**25.05**
Operating Costs	(218,081)	(10.88)	(12,774)	(5.26)
Operating netback	**504,026**	**25.13**	**48,093**	**19.79**
General administrative Costs	(129,421)	(6.45)	(157,517)	(64.82)
Current income tax	(7,410)	(0.37)	-	-
Future income tax recovery	46,100	2.30	4,250	1.75
Cashflow from operations	**413,295**	**20.61**	**(105,174)**	**(43.28)**

Oil, natural gas and natural gas liquids (NGL's) sales averaged 55 barrels of oil equivalent per day ("boepd"), a 100% increase over production sales of 27 boepd during 2002.

During the year average prices received were $40.04 per barrel ("bbl") of oil, $30.51 per bbl of NGL's and $5.93 per mcf of gas. Average prices received in 2002 were $38.90 per bbl of oil, $28.41 per bbl of NGL's and $5.45 per mcf of gas. Three quarters of the Company's production is liquids, almost two thirds is light oil.

The increase in revenue in 2003 was mainly due to the company producing revenues for the full twelve months in the year as compared to 2002 when the acquisition of Lanex Resources Inc. was completed on September 30, 2002 and revenues could only be accounted for three months. Additionally in 2003, the well at 6-6-35-2 W5M was recompleted in the Pekisko formation and placed on production in April 2003. The workover on the well at 4-20-34-3 W5M was completed in the Cardium formation in June 2003, increasing the Company's production and revenue significantly from July onwards.

Operating costs during the year averaged $10.88 per boe, an increase of $5.62 per boe from the average operating cost of $5.26 per boe during the year of 2002.

General and Administrative ("G&A") costs were reduced by $28,096 in year 2003. The main reason for the higher costs in 2002 was the legal costs associated with the purchase of Lanex Resources Inc. On a boe basis G&A costs were $6.45 per boe in 2003 as compared to $64.82 in 2002.

Depletion and amortization amounted to $15.05 per boe in 2003 as compared to $12.22 in 2002. Provisions for abandonments and site restorations and reclamations were made in 2003 at $0.35 per boe. There was no provision made for site restoration and reclamation costs in 2002. The provision for site restoration and reclamation reflects the economical life of the Company's reserves and the costs associated with well abandonment and site restorations and reclamations associated with those reserves.

Capital Expenditures

During 2003 the Company incurred capital expenditures as follows:

Property acquisitions (P&NG)	$ 93,967
Geological & Geophysical	750
Drilling & Completion	222,964
Production facilities	55,492
Office Furniture	15,571
Total Capital Expenditure	$ 388,744

Liquidity and Capital Reserves

The Company's working capital at year end was a surplus of $31,926 as compared to a deficit of $327,920 in 2002. The elimination of the deficit in 2003 resulted from increased revenues due to increased production, steady commodity prices and lower costs. Also, the Company reduced its bank loan from $237,670 at the end of 2002 to $15,000 at the end of 2003. The Company has a $325,000 revolving loan facility with the Alberta Treasury Branches.

Corporate Events

The Company closed a private placement offering in the gross amount of $240,000. The issue consisted of 2,000,000 units, each unit consisting of one common share plus one common share purchase warrant exercisable at $0.25 within two years of the issue date. Proceeds from the issue were used for general working capital.

Review of Operations

Mystique holds varying working and royalty interests in 13.75 sections of land in the Garrington area of central Alberta.

The Company completed a workover of the Cardium formation in the well at 4-20-34-3 W5M at Garrington at the end of the second quarter. Mystique is the operator and has a fifty per cent working interest in the well. The well is tied into Mystique operated compression and treating facilities. During the last six months the well produced at an average rate of 132 boepd, 61 boepd net to Mystique.

A suspended well at 6-6-35-2 W5M was re-completed in the Pekisko formation in the first quarter. Mystique has a 10% working interest in this well. During the last nine months the well produced at an average rate of 110 boepd, 11 boepd net to Mystique.

Events Subsequent to December 31, 2003

On March 15th, 2004 the Company announced a private placement consisting of 2,400,000 units, each unit consisting of one common share and one half common share purchase warrant with an expiry date of two years after the issuance.

Business Risks

Mystique is engaged in the exploration, development and production of crude oil and natural gas. The oil and gas business is inherently risky and there is no assurance that hydrocarbon reserves will be discovered and economically produced. Operational risks include competition, reservoir performance uncertainties, environmental factors, regulatory, and environment concerns. Financial risks associated with the petroleum industry include fluctuations in commodity prices, interest rates, currency exchange rates and cost of goods and services.

Mystique employs highly qualified people, uses operating and business practices, and evaluates all potential and existing wells using up to date technology. Mystique complies with government regulations and environment and safety policies are adhered. Liabilities for future abandonment and restoration costs are assessed and provided annually. Mystique maintains property and liability insurance coverage. The coverage provides a reasonable amount of protection from risk of loss, however not all risks are foreseeable or insurable.

The Company and its securities should be considered a highly speculative investment and investors should carefully consider all of the information before making an investment in the Company. The Company's limited operating history makes it difficult to predict how its business will develop and its future operating results.

Outlook for the Year 2004

The Company has received approval from its partners in the well at 6-6-35-2 W5M to construct a flowline from the well to the 6-35 Battery. The new flowline will be constructed during the first half of the year. Based on the steady productivity from the 6-6 well, the Company is reviewing opportunities to add production from adjacent land in which the Company has a working interest.

Approval has been received from the AEUB to commingle the Cardium and Glauconite zones in the well at 4-20-34-3W5. The Glauconite zone was producing approximately 100 mcf per day (17 boepd) before being shut-in to re-complete the well in the Cardium.

General optimization opportunities are being reviewed for most of the wells currently and fluid shots will be undertaken in the coming weeks. The Company has made good progress in optimizing operations at Garrington and will continue to review operations for further improvements, especially towards lowering operating costs. For example, a review is underway to determine whether operating costs can be reduced by replacing pumpjacks on certain wells with plunger lift systems. The 6-35 Battery does not have produced water disposal facilities; a review is being undertaken to determine whether a disposal well and facilities can be installed at the battery to reduce water disposal costs. Now that production rates have stabilized at the well at 6-6-35-2 W5M, rental of the pumping equipment will be eliminated to reduce operating costs.

Based on its success at increasing production at Garrington, the Company is reviewing additional opportunities in the area to expand production. In addition, the Company continues to search for acquisition opportunities to increase its base of reserves and production.

APPROVED BY THE BOARD OF DIRECTORS